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                            June 23, 2022

       Alea A. Kleinhammer
       Chief Financial Officer
       ENDI Corp.
       1806 Summit Ave, Ste 300
       Richmond, VA 23230

                                                        Re: ENDI Corp.
                                                            Amendment No. 3 to
                                                            Registration
Statement on Form S-4
                                                            Filed June 6, 2022
                                                            File No. 333-262505

       Dear Ms. Kleinhammer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 23, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-4

       ENDI's Reasons for the Business Combination; Recommendation of the Board of Directors, page
       34

   1. Refer to your response to comment 3. Given that, as of the fiscal year ended December
                                                        31, 2021, ENDI had a
greater amount of total assets, revenues and net income as
                                                        compared to CBA, please
revise here and in your questions and answers section to clarify why ENDI's board of
directors considered New Parent's management structure and
                                                        ownership structure
immediately following the Business Combination to be beneficial, including the reasons
why ENDI's board of directors considered CBA's ability to elect a majority of the board
to be beneficial to the shareholders of ENDI.
 Alea A. Kleinhammer
ENDI Corp.
June 23, 2022
Page 2
Signatures, page 228

2. Please identify the individual signing as the controller or principal accounting officer.
        You may contact Michael Volley at 202-551-3437 or Amit Pande, Accounting Branch
Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Eric Envall at 202-
551-3234 with any other questions.



FirstName LastNameAlea A. Kleinhammer                           Sincerely,
Comapany NameENDI Corp.
                                                                Division of
Corporation Finance
June 23, 2022 Page 2                                            Office of
Finance
FirstName LastName